Exhibit 21.1

Subsidiaries of Build-A-Bear Workshop, Inc.

Subsidiary:	Jurisdiction of Incorporation/Organization:
Build-A-Bear Entertainment, LLC	Missouri
Build-A-Bear Workshop Franchise Holdings, Inc.	Delaware
Build-A-Bear Workshop Canada Ltd.	New Brunswick
Build-A-Bear Retail Management, Inc.	Delaware
Build-A-Bear UK Holdings Limited	United Kingdom
Build-A-Bear Workshop UK Limited	United Kingdom
Build-A-Bear Trading (Shanghai) Co., Ltd.	China
Build-A-Bear Card Services, LLC	Virginia
Build-A-Bear Development, LLP	United Kingdom